UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

iFresh Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

449538 107

(CUSIP Number)

Long Deng
iFresh Inc.
2-39 54th Avenue
Long Island City, NY 11101
(718) 628 6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.	G97223104	13D

1	NAME OF REPORTING PERSON Long Deng
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,296,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,120,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,296,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.98%
14	TYPE OF REPORTING PERSON* IN

(1) Includes 176,000 shares that Mr. Deng has the right to vote pursuant to the terms of an Escrow Agreement, the terms of which are described in further detail herein.

CUSIP No.	G97223104	13D

1	NAME OF REPORTING PERSON Lilly Deng
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,296,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,120,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,296,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.98%
14	TYPE OF REPORTING PERSON* IN

(1) Includes 11,120,000 shares owned by Ms. Deng’s husband, Long Deng, and 176,000 shares Mr. Deng has the right to vote pursuant to the terms of an Escrow Agreement, the terms of which are described in further detail herein.

(2) Consists of shares owned by Ms. Deng’s husband, Long Deng.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (“Common Stock”), of iFresh Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive office is 2-39 54th Avenue, Long Island City, NY 11101.

Item 2.	Identity and Background.

(a)       This Schedule 13D is filed by Mr. Long Deng and Ms. Lilly Deng. Mr. Deng and Ms. Deng are married.

(b)       The business address for each of the reporting persons is c/o iFresh Inc., 2-39 54th Avenue, Long Island City, NY 11101.

(c)       Mr. Deng if the Chief Executive Officer and Chief Operating Officer of the Company. Ms. Deng is the Vice President of Legal and Finance of the Company.

(d)       During the past five years, neither Mr. Deng nor Ms. Deng has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the past five years neither Mr. Deng nor Ms. Deng has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Deng and Ms. Deng are citizens of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

On February 10, 2017, pursuant to the merger agreement (the “Merger Agreement”) dated as of July 25, 2016, by and among the Company (as successor to E-compass Acquisition Corp. (“E-compass”)) and the persons named in the Merger Agreement, Mr. Deng received 11,120,000 shares of the Common Stock in exchange for his equity interest in NYM Holding Inc. (“NYM”). In connection with the Company’s acquisition of NYM (the “Acquisition”) and pursuant to the Merger Agreement:

•	The Company, certain former NYM stockholders (including Mr. Deng and Ms. Deng), and certain other stockholders of the Company entered into a Voting Agreement to set forth their agreements and understandings with respect to how shares of the Common Stock held by them will be voted. The parties agreed to vote their shares of Common Stock as necessary to ensure that the size of the Board of Directors of the Company after the consummation of the Acquisition will be five members until two years after the closing of the Acquisition. The parties also agreed to vote their shares of Common Stock to ensure the election of one member of the Board of Directors of the Company designated by the former E-compass shareholders party to the agreement, who must initially be qualified as an independent director pursuant to the rules of any stock exchange on which the Company may be listed, and four members designated by the former NYM stockholders, of which two designees must qualify as an independent director pursuant to the rules of any stock exchange on which the Company may be listed.

•	In connection with the Acquisition, the Company and certain former NYM stockholders entered into a Registration Rights Agreement to provide for the registration of the common stock being issued to the former NYM stockholders in connection with the Acquisition. The former NYM stockholders are entitled to “piggy-back” registration rights with respect to registration statements filed following the consummation of the Acquisition. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

•	2,400,000 of the shares of Common Stock to be issued in connection with the Acquisition were placed in escrow pursuant to an escrow agreement (the “Escrow Agreement”). Such shares could be released to the Company to satisfy NYM’s indemnification obligations to the Company, if any. 2,224,000 of the shares in escrow belong to Mr. Deng and the remaining 176,000 of such shares belong to other former shareholders of NYM. Pursuant to the Escrow Agreement, Mr. Deng has the right to vote the shares held in escrow for such time as they are in escrow. The shares held in escrow may be removed from escrow one year after the closing of the Acquisition.

•	Mr. Deng entered into a lock-up agreement pursuant to which Mr. Deng agreed not to transfer the shares of Common Stock owned by him until one year after the closing of the Acquisition.
Item 4.	Purpose of Transaction.

The transactions reported in this Schedule 13D were engaged in to cause the business owned by NYM to become public through the Acquisition. The reporting persons may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as discussed above, and except for their activities as officers and directors of the Company, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)       Mr. Deng and Ms. Deng are the beneficial owners of 11,296,000 shares of Common Stock, or approximately 78.98% of the Company’s outstanding Common Stock.

(b)        Mr. Deng beneficially owns the shares directly, and Ms. Deng shares beneficial ownership of such shares as his spouse. Of the shares beneficially owned, Mr. Deng and Ms. Deng share voting power over 176,000 shares that are held in escrow pursuant to the Escrow Agreement, but do not have dispositive power over such shares.

(c)       Other than the transactions reported in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 is incorporated into this item by reference.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of March 20, 2017 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.	Lock up Agreement dated February 10, 2017 between the Company and Long Deng.

3.	Voting Agreement (incorporated by reference to Exhibit 10.5 in the Company’s Current Report on Form 8-K dated February 10, 2017).

4.	Registration Rights Agreement (incorporated by reference to Exhibit 10.6 in the Company’s Current Report on Form 8-K dated February 10, 2017).

5.	Escrow Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017

/s/ Long Deng
Long Deng

/s/ Lilly Deng
Lilly Deng

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of iFresh Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of March, 2017.

/s/ Long Deng
Long Deng

/s/ Lilly Deng
Lilly Deng

RESALE LOCK-UP AGREEMENT

THIS RESALE LOCK-UP AGREEMENT (this “Agreement”) is dated as of February 10, 2017, by and between the stockholder set forth on the signature page to this Agreement (the “Holder”) and iFresh Inc., a Delaware corporation (“iFresh”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement (as defined below).

BACKGROUND

A.                 iFresh has entered into that certain Merger Agreement, dated as of July 25, 2016 (the “Merger Agreement”), by and among iFresh, E-Compass Acquisition Corp., the parent company of iFresh, NYM Holding, Inc., a Delaware corporation (the “Company”), iFresh Merger Sub Inc., a wholly- owned subsidiary of iFresh (“Merger Sub”), the stockholders of the Company, and Long Deng as the representative of such stockholders.

B.                 The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company and the conversion of shares of Company Common Stock (subject to certain exclusions) and Company Stock Rights into the right to receive the Applicable Per Share Merger Consideration, which includes the right to receive shares of common stock of iFresh (the “iFresh Shares”).

C.                 Each Holder is the record and/or beneficial owner of shares of common stock of the Company and is therefore entitled to receive iFresh Shares pursuant to the Merger Agreement.

D.                 As a condition of, and as a material inducement for iFresh to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1.                  Lock-Up.

(a)                During the Lock-up Period (as defined below), the Holder irrevocably agrees that it, he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below) (including any securities convertible into, or exchangeable for, or representing the rights to receive, Lock-up Shares), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to any security of iFresh.

(b)               In furtherance of the foregoing, iFresh will (i) place an irrevocable stop order on all iFresh Shares which are Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify iFresh’s transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct iFresh’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c)                For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

(d)               For purpose of this agreement, “Lock-up Period” means a period of 365 calendar days from the Closing Date under the Merger Agreement.

2.                  Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of its decision to enter into and deliver this Agreement, and such Holder confirms that it has not relied on the advice of iFresh, iFresh’s legal counsel, or any other person.

3.                  Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Ex- change Act, and the rules and regulations promulgated thereunder), any shares of capital stock of iFresh, or any economic interest in or derivative of such stock, other than those iFresh Shares specified on the signature page hereto. For purposes of this Agreement, the iFresh Shares beneficially owned by the Hold- er as specified on the signature hereto, together with any iFresh Shares acquired during the Lock-Up Period, if any, are collectively referred to as the “Lock-up Shares.”

4.                  No Additional Fees/Payment. Other than the consideration specifically referenced here- in, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5.                  Notices. Any notices required or permitted to be sent hereunder shall be delivered per- sonally or by courier service to the following addresses, or such other address as any party hereto desig- nates by written notice to the other party. Provided, however, a transmission per telefax or email shall be sufficient and shall be deemed to be properly served when the telefax or email is received if the signed original notice is received by the recipient within three (3) calendar days thereafter.

(a)	If to iFresh:

iFresh Inc.
7 Times Square

New York, NY 10036 Attention: Richard Xu Telecopy: (646) 912-8918

With a copy (which shall not constitute notice) to:

Loeb & Loeb LLP 345 Park Avenue New York, NY 10154

Attention: Giovanni Caruso Email: gcaruso@loeb.com

(b)	If to the Holder, to the address set forth on the Holder’s signature page hereto, with a copy, which shall not constitute notice, to:

Pryor Cashman LLP

7 Times Square, New York, NY 10036 Attn: Elizabeth Fei Chen

Fax: (212) 798-6366

or to such other address as any party may have furnished to the others in writing in accordance herewith.

6.                  Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

7.                  Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

8.                  Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by iFresh and its successors and assigns.

9.                  Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall re- main in full force and effect and shall be binding upon the parties hereto.

10.              Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

11.              Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated here- by.

12.              No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

13.              Dispute Resolution. Article XII of the Merger Agreement regarding arbitration of disputes is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

14.              Governing Law. The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of New York.

15.              Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Resale Lock-Up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

IFRESH INC.

By:	/s/ Richard Xu
Name: Richard Xu
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Resale Lock-Up Agreement to be duly executed by the tr respective authorized signatories as of the date first indicated above.

HOLDER

By:	/s/ Long Deng
Name: Long Deng

Address:

2-39 54th Avenue
Long Island City, NY 11101

NUMBER OF LOCK-UP SHARES:

11,120,000 shares of iFresh

Exhibit 5

ESCROW AGREEMENT

This ESCROW AGREEMENT (the “Agreement”), dated as of February 10, 2017, by and among Loeb & Loeb LLP, as escrow agent (the “Escrow Agent”), iFresh Inc. (the “Purchaser”) and Long Deng as the representative of the stockholders of NYM Holding, Inc. (the “Stockholders’ Representative”).

WHEREAS, the Purchaser, E-Compass Acquisition Corp., the parent company of Purchaser (the “Parent”), iFresh Merger Sub Inc., a wholly-owned subsidiary of Purchaser (“Merger Sub”), NYM Holding, Inc. (the “Company”), the stockholders of the Company (each a “Stockholder” and collectively the “Stockholders”) and the Stockholders’ Representative entered into a Merger and Share Exchange Agreement, dated July 25, 2016 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company and the conversion of shares of Company Common Stock (subject to certain exclusions) and Company Stock Rights into the right to receive the Applicable Per Share Merger Consideration in accordance with the terms set forth in the Merger Agreement; and

WHEREAS, pursuant to Section 11.3 of the Merger Agreement, the Purchaser is required to deposit 2,400,000 shares of Purchaser Common Stock, par value $0.0001 per share (the “Escrow Shares”), with the Escrow Agent on the date hereof in connection with the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, the parties agree as follows:

1.       Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

2.       Appointment and Acceptance of Escrow Agent. The Purchaser and the Stockholders’ Representative hereby appoint the Escrow Agent to act, and the Escrow Agent hereby agrees to act, as escrow agent hereunder.

3.       Escrow Deposit. Concurrently with the execution of this Agreement, the Purchaser shall deposit the Escrowed Shares with the Escrow Agent. The certificates representing the Escrowed Shares will be in the name of “Loeb & Loeb LLP, as escrow agent”. The Escrowed Shares will be deemed to be beneficially owned by the persons listed on Exhibit A attached hereto and shall be voted in accordance with the instructions provided by the Stockholder’s Representative.

4.	[Intentionally Omitted].

5.	Disbursement of Deposit.

a.     In the event that any Purchaser Indemnitee is entitled to indemnification under the terms of Article XI of the Merger Agreement, such Purchaser Indemnitee (an “Indemnified Party”) shall give the Escrow Agent and the Stockholders’ Representative prompt notice of such claim (a “Claim”) against the Escrow Shares in accordance with Section 16 of this Agreement. Such notice shall describe, in reasonable detail, the Loss that has been or may be suffered by the Indemnified Party. Unless the Escrow Agent receives a timely Objection Notice (as defined below) from the Stockholders’ Representative pursuant to Section 6, the Escrow Agent shall disburse the amount of Escrow Shares specified in the Claim notice as directed therein.

b.     In the event that the Escrow Agent receives an instruction letter signed by the Purchaser and the Stockholders’ Representative, the Escrow Agent shall promptly distribute all or any portion of the Escrow Shares as directed by such instruction letter.

c.     In the event that all or any portion of the Escrow Shares (not including any amounts subject to an Objection Notice pursuant to Section 6 of this Agreement, which amounts will remain in escrow pursuant to this Agreement until disbursed in accordance with Section 6) remains in escrow with the Escrow Agent on the date that is twelve (12) months after the Closing (the “Termination Date”), the Escrow Agent shall, within five (5) days following the Termination Date (the “Release Date”), release all of the Escrow Shares (if none have been or shall be distributed prior to the Termination Date), or the remaining Escrow Shares, to the Stockholders’ Representative for distribution to the Stockholders in accordance with written instructions to be provided by the Stockholders’ Representative prior to the Release Date in accordance with the applicable percentage of Escrowed Shares for each Stockholder indicated on Exhibit A.

6.       Dispute of Claim. The Stockholders’ Representative shall have the right to dispute any Claim against the Escrow Shares within the thirty (30) day period following the Stockholders’ Representative’s receipt of a copy of a Claim notice by delivering to the Escrow Agent and the Purchaser Indemnitee written notice (an “Objection Notice”) that the Stockholders’ Representative disputes the matter(s) set forth in such Claim notice either with respect to the validity or the amount of the Claim (or both). Such notice shall include the basis, with reasonable specificity, of the objection. If an Objection Notice is not received within such thirty (30) day period, the Stockholders’ Representative will be deemed to have waived its right to object to the disbursement of all or any portion of the Escrow Shares pursuant to such Claim. Upon timely receipt of an Objection Notice, Escrow Agent shall take no action with respect to the Claim, except upon receipt of joint written instructions from the Stockholders’ Representative and such Purchaser Indemnitee or by a final non-appealable order of a court of competent jurisdiction (“Final Order”). Escrow Agent shall promptly follow such instructions or Final Order upon receipt thereof. Escrow Agent shall be entitled to receive an opinion of counsel (which will be paid for by the Purchaser) that such Final Order is final and binding. If the amount necessary to satisfy any disputed Claim, as ultimately determined via joint written instructions or Final Order, is in excess of the Escrow Shares, then Escrow Agent shall pay over the Escrow Shares pursuant to the joint written instructions or Final Order, but shall in no way be responsible for any such excess.

7.       Liability of Escrow Agent. Escrow Agent shall be liable only for its bad faith, willful misconduct or gross negligence and not for any act done or omitted by it hereunder in good faith. The parties hereto agree that Escrow Agent will not be called upon to construe any contract or instrument. Escrow Agent is authorized to comply with and obey laws, orders, judgments, decrees, and regulations of any governmental authority, court, tribunal, or arbitrator; provided, however, that Escrow Agent shall, to the extent practicable, give each of the other parties hereto reasonable notice of its intention to comply with or obey any such law, order, judgment, decree, or regulation and the opportunity to object to such intention to comply or obey (for which Escrow Agent shall be entitled to indemnification as provided in this Agreement); provided, further, that Escrow Agent shall not be required to give any such notice if, in its reasonable judgment, a delay in complying or obeying any such law, order, judgment, decree, or regulation would prejudice any rights of Escrow Agent or subject it to any liability. If Escrow Agent complies with or obeys any such law, order, judgment, decree, or regulation, Escrow Agent shall not be liable to any of the parties hereto or to any other person even if such law, order, judgment, decree, or regulation is subsequently reversed, modified, annulled, set aside, vacated, found to have been entered without jurisdiction, or found to be in violation of or beyond the scope of a constitution or a law.

8.       Actions Protected. Escrow Agent may rely, and shall be protected in acting or refraining from acting, upon any written notice, waiver, consent, certificate, receipt, authorization, power of attorney, instruction, request or other paper or document (each a “Notice”), furnished to it hereunder and believed by it to be genuine. If Escrow Agent receives a Notice under which some action is to be taken by it, it shall not be required to act thereon until it has had an opportunity, if it so desires and in its sole discretion, to investigate the authenticity of such Notice.

9.       Legal Counsel. Escrow Agent may consult with and obtain advice from legal counsel of its own choice in the event of any question as to the provisions hereof or its duties hereunder and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Stockholders’ Representative acknowledges that Loeb & Loeb LLP acts as counsel to the Purchaser and may continue to serve in that capacity, and neither anything contained herein, the execution or delivery hereof by Escrow Agent, nor the performance by Escrow Agent of its duties hereunder shall in any way affect or require termination of such relationship and the Stockholders’ Representative hereby waives any conflict or potential conflict resulting from such representation. Escrow Agent shall be fully protected in acting in good faith, including without limitation acting in accordance with the opinion and instructions of legal counsel, including attorneys at Loeb & Loeb LLP.

10.       No Other Duties. Escrow Agent shall have no duties arising from this Agreement except those expressly set forth herein, and it shall not be bound by any notice of claim or demand with respect thereto, or any waiver, modification, amendment, termination, cancellation revision or rescission of this Agreement, unless received by it in writing in conformity with the provisions hereof, and, if Escrow Agent's duties hereunder are affected, unless it shall have given its prior written consent thereto. Escrow Agent shall not be bound by any assignment by the Purchaser or by the Stockholders’ Representative of any rights hereunder unless Escrow Agent shall have received written notice thereof from the assignor.

11.       Compensation of Escrow Agent; Indemnification. Except as specifically set forth herein, Escrow Agent shall receive no compensation for its services under this Agreement. Notwithstanding the foregoing, the Purchaser and the Stockholders’ Representative, jointly and severally, agree to indemnify Escrow Agent for, and to hold it harmless against, any loss, liability, damage or expense incurred by Escrow Agent arising out of, or in connection with, this Agreement, any litigation arising in connection with this Agreement or any transaction related in any way hereto, including but not limited to attorneys' fees and other costs and expenses of defending itself against any claim of liability, except for liability or expense resulting from the bad faith, willful misconduct or gross negligence of Escrow Agent.

12.       Payment of Expenses. The Purchaser shall be responsible for the reasonable out-of- pocket expenses of Escrow Agent incurred by it in connection with its acting as escrow agent hereunder.

13.       Termination. Escrow Agent's responsibilities and liabilities hereunder, except as a result of its own bad faith, willful misconduct or gross negligence, will terminate upon distribution of all Escrow Shares held by Escrow Agent in accordance with the provisions of this Agreement.

14.       Successor Escrow Agents. Escrow Agent has the right to, and may, at any time, resign and be discharged from its duties hereunder by giving notice in writing of such resignation, specifying a date (no earlier than ten (10) business days after the giving of such notice) when such resignation shall take effect. If the other parties hereto do not appoint a substitute escrow agent prior to the effective date of Escrow Agent's resignation, Escrow Agent shall appoint a successor escrow agent, or, if Escrow Agent is unable to make such an appointment, may deposit the Escrow Shares with a court of appropriate jurisdiction, and thereupon Escrow Agent shall be fully relieved and discharged of any further duties hereunder.

15.       Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

16.       Notices. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered in person, (b) transmitted by facsimile or e-mail or (c) mailed by first class, overnight or certified mail, return receipt requested, postage prepaid, addressed to the parties at the following addresses or to such other address as a party shall hereafter specify by notice to the other parties:

If to the Purchaser, to:

iFresh Inc.

7 Times Square

New York, NY 10036 Attn: Richard Xu Telecopy: (646) 912-8918

With a copy (which shall not constitute notice) to:

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154 Attn: Giovanni Caruso, Esq. Facsimile No.: (212) 407-4866

If to the Stockholders’ Representative:

2-39 54th Avenue
Long Island City, NY 11101 Attn: Long Deng

Fax: (718) 628-3822

With a copy (which shall not constitute notice) to:

Pryor Cashman LLP

7 Times Square, New York, NY 10036

Attn: Elizabeth Fei Chen Fax: (212) 798-6366

If to Escrow Agent:

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154 Attn: Giovanni Caruso Facsimile No.: (212) 407-4866

All such notices and communications shall be deemed to be effective and to have been delivered on (i) the date of delivery thereof if delivered in person, (ii) one day after a facsimile or e-mail is sent, provided that an appropriate electronic confirmation is received, (iii) 24 hours after being sent by overnight courier, or (iv) on the third business day after the mailing thereof to the last known address of the recipient, except that notice of change of address shall be effective only upon receipt or upon refusal to accept delivery thereof.

17.       Recovery of Attorneys' Fees and Court Costs. In the event of a dispute concerning the disbursement or distribution of the Escrow Shares which dispute is resolved by a court order, the prevailing party shall be entitled to recovery of its reasonable attorneys' fees, court costs, and other related expenses incident to such cause of action from the other party.

18.       Entire Agreement. This Agreement, together with the Merger Agreement, as referenced herein, constitutes the entire agreement among the parties and supersedes all prior agreements, understandings and arrangements, oral or written, among the parties with respect to the subject matter hereof. Any party hereto may, by an instrument in writing, waive compliance by another party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

19.       Successors and Assigns. This Agreement shall inure to the benefit of and shall be binding upon the parties and their respective heirs, successors and assigns. Nothing in this Agreement, expressed or implied, is intended to or shall (a) confer on any person other than the parties, or their respective successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or (b) constitute the parties' partners or participants in a joint venture. Escrow Agent shall not be obliged to recognize any such succession or assignment until written evidence thereof shall have been received by it.

20.       Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefor, in light of the tenor of this Agreement, and upon so agreeing, shall incorporate such substitute provision in this Agreement. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

21.       Assignment. This Agreement shall not be assignable by any party without the prior written consent of the other parties hereto.

22.       Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of law principles thereof.

23.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument and any one of which may be introduced in evidence or used for any other purpose without the production of its duplicate counterparts.

24.       Headings. The headings of the foregoing paragraphs of this Agreement are inserted herein for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

Escrow Agent
LOEB & LOEB LLP

By:	/s/ Giovanni Caruso
Name:	Giovanni Caruso
Title:	Partner

Purchaser:

IFRESH INC.

By:	/s/ Richard Xu
Name:	Richard Xu
Title:	Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE

By:	/s/ Long Deng
Long Deng

EXHIBIT A

SHAREHOLDER	ESCROWED SHARES
Long Deng	2,224,000
Faming Lin	43,000
Haiquan Chen	28,000
Shengbao Zhang	28,000
Shunwah Gee	28,000
Yongguang Li	15,000
Tongrui Huang	14,000
Xin Wu	4,000
Mei Deng	4,000
Mingzhe Zhang	4,000
Yi Fei Ling	2,000
Xiaodan Wu	2,000
Sheng Feng Song	1,600
Shizhen Wu	1,600
Shunyu She	800
TOTAL	2,400,000